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AUG 13 2018

Washington, DC

SEC FILE NUMBER
8- 48201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2017 (MM/DD/YY) AND ENDING March 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forte Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

369 Lexington Avenue 3rd Floor
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Averell Satloff 646-556-6668
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Averell Satloff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forte Securities, LLC, as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

NOTARY PUBLIC STATE OF FLORIDA

Signature

Known personally to me

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Forte Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Forte Securities, LLC (the "Company") as of March 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 6 to the Financial Statements, the Company had net capital of $52,652 as of March 31, 2018, which amount was approximately $197,300 under its required net capital of $250,000 as of that date. As further discussed in Note 11, this net capital deficiency was rectified as a result of the change in ownership of the Company which occurred on April 2, 2018. Our opinion is not modified with respect to this matter.

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands

Supplementary Information

The supplementary information (Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
August 10, 2018

Forte Securities LLC
Statement of Financial Condition
March 31, 2018

ASSETS

Cash	$	3,610
Securities owned, at fair value		1,331
Deposits with Clearing Brokers		330,055
Commissions Receivable-Intl FCStone		17,713
Total assets	$	352,709

LIABILITIES

Other Liabilities		30
Payable to Forte Securities Holdings, LLC		300,000
Total liabilities		300,030

MEMBER'S EQUITY

Total member's equity		52,679
Total liabilites and member's equity	$	352,709

See notes to financial statements

Forte Securities LLC
Statement of Operations
For the year ended March 31, 2018

Income:	
Commission Income	$ 129,469
Mutual Funds Commission Income	1,368
Miscellaneous income	576
Interest Income	645
Total income	$ 132,058
Expenses:	
Commission Expense	$ 57,167
Clearing Charges	32,907
Professional Fees	7,500
Regulatory Fees	2,186
Miscellaneous expenses	6,336
State and local general corporate taxes	50
Total Expenses	106,146
Net Income for year Ended March 31, 2018	$ 25,912

See notes to financial statements

For the Year Ended March 31, 2018

Statement of Changes in Member's Equity

For the Year Ended March 31, 2018

Balance - April 1, 2017	$	33,630
Distribution to Member		(6,863)
Net Income		25,912
Balance - March 31, 2018	$	52,679

See notes to financial statements

Forte Securities, LLC
Statement of Cash Flows
For the Year Ended March 31, 2018

Cash flows from operating activities:		
Net Income	$	25,912
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Securities owned, at fair value		(1,331)
Clearing Deposits		(300,055)
Receivable from clearing broker		(17,713)
Increase (decrease) in:		
Other liabilites		30
Payable to Forte Securities Holdings, LLC		300,000
Net cash provided by operating activities		6,843
Cash used in financing activites		
Distribution to member		(6,863)
Net cash used in financing		(6,863)
Net decrease in cash		(20)
Cash, beginning of year		3,630
Cash, end of year	$	3,610
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes		-

See accompanying notes to financial statements

Forte Securities, LLC
f/k/a Southlake Capital, LLC.
Notes to Financial Statements
March 31, 2018

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Forte Securities, LLC, (the "Company") was organized in December 1995 as a Texas limited liability company. It was formally known as Southlake Capital, LLC.. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through two clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by the clearing broker/dealers.

The Company operates as an independent full service broker-dealer in securities. The Company's customers are individuals and other entities located throughout the United States.

In connection with an ownership and operations change, the Company, during the Continuing Membership Application process, Intl FCStone, Inc. requested a $300,000 clearing deposit in order to establish a clearing agreement with the Company. Forte Securities Holdings, LLC., the proposed new owner of the Company, deposited those funds in an account at the clearing firm in the name of the Company. As Fortre Securities Holdings, LLC was not yet an owner of the Company, the $300,000 was treated as debt on the books of the Company. (See note 11-Subsequent Events)

Effective February 27, 2018, FINRA approved the change of ownership application. The Company was then allowed to proceed with the change of ownership, add several new lines of business and increase the required net capital.

Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's of Accounting Standards Codification.

Note 1- Nature of Business and Summary of Significant Accounting Policies (con't)

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported accounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

General securities commissions and related clearing expenses are recorded on a trade date basis. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are earned by the Company. Revenues are not concentrated in any particular region of the country or with any individual or group.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and amounts due from other broker dealers. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the federal depository insurance limits.

NOTE 2 – Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

NOTE 2 – Fair Value of Financial Instruments (con't)

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At March 31, 2018 the carrying amounts reported in the balance sheet for cash approximate fair value based on the short-term maturity of these instruments.

The Company's investments in a money market fund is considered as level 1. The Company did not have any level 2 or 3 assets or liabilities as of March 31, 2018.

Forte Securities, LLC
f/k/a Southlake Capital, LLC
Notes to Financial Statements
March 31, 2018

Note 3 -Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at fixed rates multiplied by the number of the Company's customers' trades. The agreements also require the Company to maintain a minimum of $30,000 as a deposit in an account with the one clearing broker/dealer and $300,000 with the second broker/dealer.

The Company's securities transactions are cleared through Hilltop Securities, Inc. and Intl FCStone Financial, Inc. All the Company's trading accounts and customers' accounts are carried by both of these clearing broker/dealers. Both Clearing-Broker Dealers remit to the Company all commissions due related to customers' trading, net of clearance charges, trading errors and miscellaneous related charges, at the end of the month.

Note 4- Securities Owned, at Fair Value

Securities owned consist of a money market fund at quoted market value as of March 31, 2018.

Note 5 – Securities Sold- Not Yet Purchased

Securities Sold-Not Yet Purchased consist of marketable equity securities at quoted market values. The Company did not hold any of these positions as of March 31, 2018.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2018, the Company had net capital of $52,652 which was $197,348 under its net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 5.70 to1. (Refer to Note 11)

Note 7 - Off-Balance Sheet Risk

As discussed in Note 3, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

Note 8 - Occupancy

During the year ended March 31, 2018, the Company's minimal occupancy needs were provided by the then sole member at no cost. (refer to Note 11)

Note 9 -Related Party Transactions/Economic Dependence/Concentration of Services

The Company and an affiliated investment advisor ("Advisor") were under common control and the existence of that control created operating results and financial position significantly different than if the companies were autonomous.

Until February 28, 2018, the then sole member of the Company, a registered securities representative and officer of the Company, generated substantially all of the Company's income and received no compensation. Until February 28, 2018 the Company was economically dependent upon that sole member due to the concentration of services provided. Beginning in March 2018, the future owner operated a branch office in New York, which generated the majority of the income for that month.

Note 10 Income Taxes and Deferred Taxes

The Company files as a single member Texas Limited Liability Company. Consequently net income or loss, in general, is apportioned to the Member and reported in personal tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

Note 10 Income Taxes and Deferred Taxes con"t)

Deferred income taxes are provided for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax law and rates applicable to the periods in which differences arise. No provisions have been made for deferred taxes or for such differences due to insignificance.

Note 11 -Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2018, through August 10, 2018, the date which the financial statements were available to be issued.

As of April 2, 2018, Forte Securities Holdings, LLC, a Delaware entity, became the 100% owner of Forte Securities, LLC. Commencement of the change of ownership was approved by FINRA effective February 27, 2018.

The Company had a $300,000 clearing deposit with Intl FCStone, Inc. since September 2017, provided by Forte Securities Holdings LLC., (the" Funding"). The Company was operating under a restriction letter from FINRA, preventing any change of ownership until the continuing membership application process was completed and approved. The new Membership Agreement was approved on February 27, 2018. The closing documents for the sale and ownership change of the Company were signed April 2, 2018, (the "Closing") and at that time the Funding was reclassified from debt of the Company to member's equity.

Other changes that occurred after the change of ownership were:

1. The Net Capital Deficiency was rectified by the change of ownership on April 2, 2018, with the $300,000 debt on the books of the Company being reclassified as equity
2. The Company's Membership Agreement was amended on June 15th,2018, which reduced the required minimum net capital from $250,000 to $100,000, while maintaining all prior approved business lines
3. The Company entered into an additional clearing agreement
4. The Company entered into an expense sharing agreement with the sole member.

Supplemental Information

Pursuant to Rule 17a-5

Of the Securities Exchange Act of 1934

as of

March 31, 2018

Schedule I

Forte Securities, LLC
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2018

Net Capital:	
Total Member's equity before Non-Allowable Assets	$ 52,679
Less: Non-Allowable Assets	0
Net Capital before Haircuts	52,679
Less: Haircuts on Money Market	27
Net Capital	$ 52,652
Minimum net capital required	$ 250,000
Deficiency in net capital	$ (197,348)
Capital Ratio: Aggregate indebtedness to net capital	5.70 to 1
Reconciliation with Company's computation (included In Part II of Form X-17A-5 as of March 31, 2018)	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	334,966
Adjustments	
Commission Receivable	17,686
Reclassification of Members Equity to payable to Forte Securities Holdings, LLC	(300,000)
Net capital as per above	52,652

See report of independent registered public accounting firm

Schedules II and III

Forte Securities, LLC
f/k/a Southlake Capital, LLC.
Notes to Financial Statements
March 31, 2018

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Hilltop Securities, Inc. and Intl FCStone Financial, Inc.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is subject to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at March 31, 2018.

See report of Independent registered public accounting firm

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Forte Securities, LLC

We have reviewed management's statements, included in the accompanying **Forte Securities, LLC** Exemption Report, in which (1) Forte Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Forte Securities, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3: (2) *(ii)* (the "Exemption Provisions") and (2) Forte Securities, LLC stated that Forte Securities, LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. Forte Securities, LLC's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Forte Securities, LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) *(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
August 10, 2018

Forte Securities LLC
369 Lexington Avenue
New York, N.Y. 10017
Office: (646) 556-6668

FORTE SECURITIES

Member: FINRA, SIPC, MSRB

August 10, 2018

Exemption Report

RE: Forte Securities, LLC. -- Fiscal Year End March 31, 2018 Certified Audit

Forte Securities, LLC., is operating under the k2-ii exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm is an introducing broker and has clearing arrangements with Intl FC Stone Financial, Inc. and Hilltop Securities. The broker dealer does not take custody of customer's securities or take custody of customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c33(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Averell Satloff
CEO

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